EXHIBIT 21

                      Subsidiaries of Registrant

   Subsidiary                         	Jurisdiction of Organization

   Immucor GmbH                       	Federal Republic of Germany

   Immucor Italia Srl	                 Italy

   Immucor Portugal, Lda.             	Portugal

   Immucor, S.L.                      	Spain

   Dominion Biologicals Limited	       Canada


	The Company owns 100% of the outstanding stock of each of the above.